FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.

NAME AND ADDRESS OF COMPANY

Northern Peru Copper Corp. (the “Company”)

1550 – 625 Howe Street

Vancouver, British Columbia  V6C 2T6

ITEM 2.

DATE OF MATERIAL CHANGE

November 20, 2007

ITEM 3.

NEWS RELEASE

A news release was issued by the Company on November 20, 2007 at Vancouver, British Columbia and distributed through the facilities of MarketWire.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Company announces that step out drilling at its Hilorico project in Peru has intersected high grade zinc-lead-silver mineralization and additional gold mineralization.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

The Company announces that step out drilling at its Hilorico project in Peru has intersected high grade zinc-lead-silver mineralization and additional gold mineralization.  Intersects include, in Hole HR-07-33, 82.5 meters grading 1.04 grams per tonne gold plus 7.8 meters grading 12.7% zinc, 4.2% lead and 252 grams per tonne silver.  Hole HR-07-34 intersected 36 meters grading 1.66 grams per tonne gold (complete hole assays not yet received).

The Hilorico deposit contains epithermal breccia-hosted gold mineralization in quartzites stratigraphically overlying siltstones that are cut by a thrust fault with limestone in the footwall.  Zinc, silver and lead replacement style mineralization is found in the siltstones and limestones associated with the thrust fault.

The reported drill holes are at the southern margin of Hilorico and are step-outs from hole HR-07-31 which intersected 40 meters grading 3.09 grams per tonne gold (previously reported) and 10 meters assaying 7.48% zinc, 1.11 grams per tonne gold, 22.3 grams per tonne silver (recently received).  In this area gold occurs in an irregular zone dipping approximately -45° to the south.  The reported zinc intercepts appear related to the thrust fault.  There is insufficient data to calculate true thicknesses of mineralized intercepts at this time.

Holes HR-07-31, 32 and 33 were drilled from the same platform; the first two holes at azimuth/inclinations of 047/-72°, 110/-70°.  HR-07-33 was a vertical hole.  HR-07-34 was collared 90 meters to the northwest with an azimuth/inclination of 045/-60° and to date only assays from the top 190m of the 422m hole have been received.

Hilorico is located in northern Peru approximately one kilometre from the Company’s large, feasibility stage Galeno copper-gold-molybdenum-silver project and 16km from Yanacocha, South America’s largest gold mine.  To date, the Company has drilled 12,675 meters in 37 holes at Hilorico.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7.

OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.

EXECUTIVE OFFICER

For further information, please contact:

Name:

Robert Pirooz

Telephone:

(604) 687-0333

ITEM 9.

DATE OF REPORT

DATED at Vancouver, British Columbia, this 20th day of November, 2007.

“Signed”

Robert Pirooz